Exhibit 4.1

March 26, 2007

Graco Inc.
88 11th Avenue Northwest
Minneapolis, Minnesota 55413

Attention: Janel W. French

Re:	Promissory Note from Graco Inc. ("Borrower") to Wachovia Bank, National Association ("Wachovia") in the original principal amount of $25,000,000.00 dated March 31, 2006, including any amendments (the "Note").

Obligor # 000004151380481	Obligation # 000000000000265

Dear Janel:

        Wachovia has agreed to extend the term of the Note, which will mature or has matured on March 31, 2007. Accordingly, this letter shall constitute Wachovia’s agreement and formal notice to you, as follows:

Extension.     Wachovia hereby extends, on the same terms and conditions as presently in effect, the maturity of the Note to May 31, 2007, at which time the outstanding principal balance, accrued interest and all other amounts due under the Note shall become due and payable. All periodic payments required under the Note shall be made during this extension period.

No Other Changes.   Extension on the maturity date as stated herein is the only change to the Note. Except as extended by this letter, the Note and all other Loan Documents (as defined in the Note) shall continue in full force and effect. Should you have any questions, do not hesitate to call.

Very truly yours,

Wachovia Bank, National Association

By:	/s/C. Jeffrey Seaton
C. Jeffrey Seaton
Managing Director